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                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 16, 2000
                                                           FOR IMMEDIATE RELEASE

         SMITHFIELD'S LUTER TELLS NATIONAL PORK PRODUCERS COUNCIL
         PROPOSED ACQUISITION OF IBP WOULD BENEFIT PORK PRODUCERS

SMITHFIELD, VA, NOVEMBER 16, 2000 - Joseph W. Luter, III, Chairman and CEO of Smithfield Foods, Inc. (NYSE: SFD), today presented the following remarks at a meeting of the National Pork Producers Council:

         Smithfield Foods believes a strong meatpacking industry benefits hog producers. By working together, producers and packers can deliver a consistent, high quality product that meets the increasingly stringent demands of our customers, be they the giant foodservice companies, consolidating food retailers, international markets, or individual shoppers looking for new, value-added meat products.

         With beef and pork under one roof, we would be much better positioned to create new opportunities for producers by expanding our share of retailers' shelves and offering retailers centralized purchasing and procurement. We are already seeing this trend play out in the partnerships McDonald's has with its suppliers, which is a win-win for all: a consistent, high-quality product for the customer and a steady and stable market for the producer. To reap the benefits of such partnerships, however, we need the scale and sophistication to serve the growing needs of consolidating retail and foodservice giants, and their customers.

         To see how such a philosophy of partnership could work, we need only to look at other markets where it already exists. In the U.S., where pork producers and processors are more often than not at odds with one another, pork lags poultry and beef in market share. In Europe, where producers and processors work together, pork leads the protein market handily. By working together, we have the opportunity to do the same here at home.

         For all its benefits, we can appreciate that our proposed acquisition of IBP raises concerns of market concentration among some farmers and public officials. In fact, concentration is not really an issue here because we have a plan for the pro-active divestiture of assets that we believe will address these concerns.

         Beyond that fact, we would like to put to rest once and for all the misapprehension that meatpackers make money at the expense of farmers.


                                       ###

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         o  For the nine-year period 1991 through 1999, producers lost money in only two of nine years, 1994 and 1998, years that saw over-production as a result of high profits in the preceding years. By contrast, packers made money in only four of those nine years. In seven of those nine years, producers made more money per head than did the packers.

         o For the 14-year period, January 1987 through January 2000, the average monthly profit per head for packers and producers was $18.70 per head for producers and only $2.00 per head for packers.

         o For the 1986 through 1998 period, the major share of the pork dollar went to the farmers and retailers and a minimal amount went to the packers. (USDA Economic Research Service)

         While these points illustrate vividly that meatpackers do not profit at the expense of livestock producers, we would also like to confront one other misperception that we believe hurts all of us by fostering the perception that we hold divergent interests.

         We have over $1.2 billion invested in hog production operations and we own 60% of the hogs we slaughter. In many months we earn significantly more money from our production business than we do from our packing business. In sum, as the world's largest hog producer, we have a clear common interest with other hog producers in ensuring that hog farming remains a viable economic enterprise.

         We think it's time for a reevaluation of our mutual interests and a frank and open discussion about how we can best work together to our mutual benefit and to the benefit of our end customers.

With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit WWW.SMITHFIELDFOODS.COM.

           CONTACTS:

         FOR INVESTORS:                     FOR MEDIA:
         Jerry Hostetter                    Josh Pekarsky
         Smithfield Foods, Inc.             Sarah Zitter-Milstein
         (212) 758-2100                     Kekst and Company
                                            (212) 521-4800


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THIS LETTER MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE
FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.
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More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.